Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Mittal Steel Company N.V.

Commission File No. of Arcelor: 082-34727

Date: June 29, 2007

Mittal Steel Publishes Merger Documentation Relating To First-Step Merger

Luxembourg / Rotterdam – June 29, 2007 – Mittal Steel Company N.V. (“Mittal Steel”) today announces the publication of the legal documentation for its merger with ArcelorMittal, a Luxembourg subsidiary. This is the first step of the previously-announced two-step merger process between Mittal Steel and Arcelor S.A.

In this first step, Mittal Steel will merge into its wholly-owned non-operating subsidiary ArcelorMittal. Mittal Steel shareholders will receive one ArcelorMittal share for each Mittal Steel class A or class B common share. Mittal Steel shareholders will be asked to vote on the merger at an extraordinary general meeting of shareholders to be held on Tuesday, August 28, 2007 in The Netherlands. If the merger is duly approved by Mittal Steel shareholders and all other conditions precedent have been satisfied or waived, the merger of Mittal Steel into ArcelorMittal is expected to be effected on or about Monday, September 3, 2007. Upon the effective date, the ArcelorMittal shares that will be issued in this first-step merger will be listed on the same exchanges as those on which Mittal Steel shares are currently traded.

The merger documentation comprises a merger proposal, an explanatory memorandum, a European Prospectus (for European shareholders) and a U.S. Proxy Statement / Prospectus (for U.S. shareholders).

The merger proposal and the explanatory memorandum are documents required by Dutch and Luxembourg corporate law. The two documents describe the terms and conditions of the merger, including the exchange ratio and include copies of the reports of the independent auditors. The European Prospectus and the U.S. Proxy Statement / Prospectus provide further detailed information on the background and rationale for the merger, the shares that are being issued by ArcelorMittal in the merger, the way in which Mittal Steel shareholders can cast their vote on the merger and financial and other disclosure relating to Mittal Steel. An unofficial English translation of the merger proposal, the official English version of the explanatory memorandum and copies of the reports of the independent auditors are included in both the European Prospectus and the U.S. Proxy Statement / Prospectus.

Mittal Steel shareholders are encouraged to obtain and read a copy of the European Prospectus or the U.S. Proxy Statement / Prospectus, and to vote at the extraordinary general meeting of shareholders on August 28, 2007.

Merger documentation for the second-step merger between ArcelorMittal and Arcelor S.A. will be published in due course.

Availability of Merger Documentation

The merger proposal (voorstel tot fusie / projet de fusion) is published in Dutch and French, as required by Dutch and Luxembourg law. The merger proposal (including any additional documents required by law) is available at the Chamber of Commerce for Rotterdam, The Netherlands and at the Luxembourg Registry of Trade and Companies. An unofficial English translation of the merger proposal and copies of the official Dutch and French versions of the merger proposal can be downloaded as of Friday June 29, 2007 from http://investors.arcelormittal.com, and will be made available at the offices of ArcelorMittal in Luxembourg and Mittal Steel in Rotterdam, The Netherlands.

The explanatory memorandum (toelichting op het voorstel tot fusie / un rapport écrit détaillé) is published in English. Copies of the explanatory memorandum can be downloaded as of Friday June 29, 2007 from http://investors.arcelormittal.com, and will be made available at the offices of ArcelorMittal in Luxembourg and Mittal Steel in Rotterdam, The Netherlands.

ArcelorMittal will file today with the U.S. Securities and Exchange Commission a registration statement on Form F-4 including the U.S. Proxy Statement / Prospectus. The Form F-4 registration statement including the U.S. Proxy Statement / Prospectus (in English) can be downloaded from the website of the U.S. Securities and Exchange Commission (www.sec.gov) and at http://investors.arcelormittal.com, and will be made available at the offices of ArcelorMittal in Luxembourg and Mittal Steel in The Netherlands.

ArcelorMittal will also file today a prospectus within the meaning of Directive 2003/71/EC (the “European Prospectus”) for approval by the Luxembourg Commission de Surveillance du Secteur Financier in connection with the ArcelorMittal shares that will be issued in this first-step merger and be admitted to trading on the regulated market of the Luxembourg Stock Exchange and to listing on the Official List of the Luxembourg Stock Exchange and admitted to trading and listing on the regulated Eurolist by Euronext Amsterdam N.V., Eurolist by Euronext Brussels SA/NV, Eurolist by Euronext Paris S.A., the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, and the New York Stock Exchange. In connection with the admission on these exchanges of the ArcelorMittal shares that will be issued in this first-step merger, the CSSF will notify the competent regulators in Belgium, France, The Netherlands and Spain of the approval of the European Prospectus. The European Prospectus is published in English, together with a summary in English, Dutch, French and Spanish. Copies of the European Prospectus can be downloaded as of Monday, July 2, 2007 from the website of the Luxembourg Stock Exchange (www.bourse.lu) and at http://investors.arcelormittal.com, and will be made available at the offices of ArcelorMittal in Luxembourg and Mittal Steel in The Netherlands.

About ArcelorMittal

ArcelorMittal is the world’s number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world’s number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission (“SEC”) made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.